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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2008

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

Enclosure:      Financial Statements
                December 2007

                Management Discussion and Analysis
                December 2007

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Banco Itau Holding Financeira S.A.
                                     (Registrant)

Date:  February 14, 2008             By:    /s/ Alfredo Egydio Setubal
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                                     Name:  Alfredo Egydio Setubal
                                     Title: Investor Relations Officer


                                     By:    /s/ Silvio Aparecido de Carvalho
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                                     Name:  Silvio Aparecido de Carvalho
                                     Title: Executive Director of Controllership